

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2024

Jordan D. Wappler
Senior Vice President
MariaDB plc
K1 Investment Management, LLC
875 Manhattan Beach Blvd.
Manhattan Beach, CA 90266

> **Re: MariaDB plc**
> **Schedule TO-T/A / 13E-3/A filed June 24, 2024**
> **Filed by Meridian Bidco LLC et al.**
> **File No. 005-93845**

Dear Jordan D. Wappler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Capitalized terms not defined herein have the same meaning as in your filing.

Schedule TO-T/A and 13E-3/A filed June 24, 2024; Offer Document

Frequently Asked Questions, page 11

1. We note your response to prior comment 10. In an appropriate section of your Offer Document, please disclose your plans for MariaDB if you do not acquire at least 80% of the MariaDB Shares Affected as of the Expiration Time.

Position of K1 Filing Parties Regarding Fairness of the Offer, page 28

2. We note your revised disclosure in the antepenultimate bullet on page 29 that if the conditions identified therein are met, then "Bidco may conduct the Buy Out." Please reconcile this disclosure with your disclosure throughout your Offer Document (such as on page 26) that "Bidco intends to effect the Buy Out" if those conditions are met.

3.   Please revise your disclosure to address the factors listed in Instruction 2 to Item 1014. Refer to Item 1014(b) of Regulation M-A.

Irrevocables, page 35

4.   We note your response to prior comment 22. Please revise your disclosure to clarify that those who submitted irrevocable undertakings to accept the Offer are not waiving claims arising out of provisions under the Exchange Act or any rule or regulation thereunder.

5.   Please expand your analysis of why you believe the actions described in your response to prior comment 23 did not constitute a tender offer.

Appendix 1, page 46

6.   Please revise your disclosure on page 52 to disclose the information provided in your response to prior comment 28.

       We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Brian Soares at 202-551-3690 or David Plattner at 202-551-8094.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Mergers & Acquisitions